FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                         For the month of October, 2005

                         Commission File Number: 1-15102


                      Embraer - Brazilian Aviation Company
                 (Translation of registrant's name into English)


                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                         Av. Brigadeiro Faria Lima, 2170
                12227-901 Sao Jose dos Campos, Sao Paulo, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F X      Form 40-F
                                                ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes     No X
   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-14018) as amended, filed by Embraer
- Empresa Brasileira de Aeronautica S.A. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Embraer
- Empresa Brasileira de Aeronautica S.A. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       EMBRAER - EMPRESA BRASILEIRA DE
                                       AERONAUTICA S.A.



Dated: October 14, 2005                By:      /s/ ANTONIO LUIZ PIZARRO MANSO
                                           -------------------------------------
                                       Name:  Antonio Luiz Pizarro Manso
                                       Title: Executive Vice-President Corporate
                                              and Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------


1. One copy of the Company's release regarding Third Quarter 2005 Deliveries and Backlog, dated October 14, 2005.